UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

09 March 2017

Commission File No. 001-32846

____________________________

 CRH public limited company

(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Additional Listing

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Application has been made for a total of 45,008 Ordinary Shares of €0.32 each ("the Shares") to be admitted to (a) the Official Lists of the U.K. Listing Authority and the Irish Stock Exchange and (b)to the London Stock Exchange's market for listed securities and the Main Securities Market of the Irish Stock Exchange.

Admission is expected to be granted on 14th March 2017.

The shares have been issued under an Employee Share Participation Scheme. On issue the Shares will rank pari passu with the existing Ordinary Shares.

9th March 2017

Contact

Neil Colgan

Assistant Company Secretary

Tel: +353 1 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company

(Registrant)

Date 09 March 2017

 By:___/s/Neil Colgan___

N.Colgan

Company Secretary